November 13, 2024

Joel Latham
Chief Executive Officer
Incannex Healthcare Inc.
Suite 105, 8 Century Circuit Norwest
NSW 2153 Australia

       Re: Incannex Healthcare Inc.
           Registration Statement on Form S-3
           Filed November 6, 2024
           File No. 333-283028
Dear Joel Latham:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Doris Stacey Gama at 202-551-3188 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Jason Miller, Esq.